UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 19, 2003

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2499
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

(a)   Financial statements of business acquired.

 Not applicable.

(b)   Pro Forma Financial Information

 Not applicable.

(c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

(99)   Notice of Blackout Period

Item 9. Regulation FD Disclosure

Umpqua Holdings Corporation has advised participants in the Centennial Bank Employee Savings and Profit Sharing Plan ("Centennial 401(k) Plan") that there will be a blackout period beginning March 24, 2003 and ending the week of April 21, 2003.

The blackout results from Umpqua's merger of the Centennial 401(k) Plan with the Umpqua Bank 401(k) and Profit Sharing Plan and the need to ensure a complete and accurate transfer of Plan data.

On February 19, 2003, Umpqua sent a notice to its executive officers and directors informing them that of the blackout period with respect to trading in Umpqua's equity securities. A copy of the notice is filed as Exhibit 99, which is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: February 19, 2003   By: /s/ Kenneth E. Roberts
                                  Kenneth E. Roberts
                                  Assistant Secretary

EXHIBIT 99

NOTICE OF BLACKOUT PERIOD
TO DIRECTORS AND EXECUTIVE OFFICERS
OF UMPQUA HOLDINGS CORPORATION

Notice Date: February 19, 2003

REASONS FOR BLACKOUT PERIOD
The Centennial Bank Employee Savings and Profit Sharing Plan (the "Centennial Plan") will be subject to a "blackout period" in connection with the merger of that plan with and into the Umpqua Bank 401(k) and Profit Sharing Plan (the "Umpqua Plan"). During the pension plan blackout period, plan participants and beneficiaries are temporarily prevented from buying and selling Umpqua Holdings Corporation ("UHC") common stock ("UMPQ") held in their plan accounts. As a result, UHC's directors and executive officers are prohibited from trading in certain equity securities of the company for the duration of the plan blackout period.

TRANSACTIONS TO BE SUSPENDED OR AFFECTED BY THE BLACKOUT
This Notice is given to you pursuant to Regulation BTR, 17 CFR 245.100 et seq. This Regulation limits your ability to transact UMPQ shares during the plan blackout period. In general, during the blackout period:

- You cannot directly or indirectly purchase, sell or otherwise acquire or transfer any UMPQ shares if you acquire or acquired those shares in connection with your service or employment as a director or executive officer of UHC;
- You cannot exercise an option to purchase UMPQ shares; and
- You cannot change your investment instructions to the 401(k) plan administrator with respect to the purchase or sale of UMPQ shares in your plan account.

There are some exceptions to these trading prohibitions. During the blackout period:

- You may continue to acquire UMPQ shares under the Dividend Reinvestment Plan;
- You may continue to purchase or sell UMPQ shares under a pre-existing Rule 10b5-1 trading plan;
- You may continue to receive additions to your account under the Directors Compensation Plans; and
- You may receive a bona fide gift, or a transfer by will or descent, of UMPQ shares.

EQUITY SECURITY SUBJECT TO THE BLACKOUT PERIOD
Umpqua Holdings Corporation common stock is subject to the blackout period.

LENGTH OF BLACKOUT PERIOD
The blackout period will begin March 24, 2003 and end the week of April 21, 2003. During the week of April 21, 2003, you can determine, without charge, whether the blackout period has ended by calling Steven Philpott at the address and phone number, below.

WHO TO CONTACT
If you have any questions concerning this Notice, the blackout period or the transactions affected by the blackout, you may direct those questions to Steven Philpott, EVP/General Counsel, Umpqua Holdings Corporation, Legal Department, P.O. Box 1560, Eugene, OR 97440, telephone (541) 434-2997.

30062740.01